Q M I  S E I S M I C  I N C .

1 2 5 0  W e s t  H a s t i n g s  S t r e e t

V a n c o u v e r ,   B C   V 6 E   2 M 4

C N S X : Q S S

For Immediate Release

August 3, 2010

QMI SEISMIC INC.

ACQUIRES

QMI TECHNOLOGIES INC.

VANCOUVER, British Columbia, Canada/August 3, 2010/CNSX:QSS/   Further    to    the    Company’s    news

release dated July 29, 2010, the Board of Directors of QMI Seismic Inc.  (the “Company” or “QSS”) announced

it   has   closed   its   acquisition   of   QMI   Technologies   Inc.   (“QTech”)   from   QMI   Manufacturing   Inc.   (the

“Acquisition”).    Under  the  terms  of  the  Acquisition  QSS  acquired  all  of  the  issued  and  outstanding  common shares of QTech in exchange for 20,400,001 common shares in the equity of QSS.

As part of the Acquisition QSS has acquired all of QTech’s assets including intellectual property rights in and to its products, equipment and machinery, inventory, customer lists, purchase orders, goodwill and other intangible

property  related  to  QMI  Manufacturing  Inc.’s   business,  international   patents  and   QTech’s   manufacturing

agreements.

QTech’s manufacturing and distribution facilities are located in Coquitlam, British Columbia.

“The  acquisition  of   QMI  Technologies  Inc.  represents  a  very  significant   development   in  QMI  Seismic’s

strategic growth plan.  QMI Seismic has vertically integrated the production and development of products it was gearing  up  to  market  and  distribute  through  an  existing  licensing  agreement  with  QMI  Technologies  and  can

now  expand  into  other  markets”,  said  President  and  CEO  Navchand  Jagpal.    “The  intellectual  property  and

patents  we  have  secured,  along  with  the  manufacturing  capabilities,  will  allow  QMI  Seismic  to  establish  a strong foundation in this industry”.

Changes to the Board of Directors of QSS will be announced shortly.

About QMI Technologies Inc.

QMI  Technologies  Inc.  is  a  leading  developer,  manufacturer,  and  supplier  of  advanced  commercial,  industrial

and   residential   electronic  safety  systems   that   detect   the  presence  of   gas   leaks,   water   leaks,   and   seismic

vibrations  that  signal  controls  to  shut  off  gas  valves,  water  valves,  and  power  inputs.  QMI  Technologies  Inc.

holds  multiple  trademarks,  certifications,  and  licenses,  including  its  internationally  patented  technology  which

allows  for  remote  gas  and  water  shutoff  .      QMI  Technologies  Inc.’s  seismic  detection  products  are  used  by some  of  the  world’s  largest  companies  and  organizations  including  NASA  and  G.E.  Rail.  Their  advanced  early warning  systems  are  designed  to  remotely  shut-off  utilities  in  the  event  of  an  earthquake  and  provide  early warning to households. For more information about the company, please visit www.qmimfg.com.

On behalf of the Board of QMI Seismic Inc.

Navchand Jagpal, President & CEO

For additional information about QMI Seismic Inc. please call 604-685-2542.

Except   for   historic   information,   the   matters   discussed   in   this   document    contain    certain    forward-looking    statements.    These

statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Company’s  control  that  may  cause actual  results,  levels  of  activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,

achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR RELEASE TO U.S. NEWSWIRE SERVICES.